SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ocera Therapeutics, Inc.

(Name of Subject Company)

MEH ACQUISITION CO.

(Offeror)

A Wholly Owned Subsidiary of

MAK LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Michael-Bryant Hicks, Esq.

General Counsel

Mallinckrodt

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042 USA

(314) 654-2000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephanie M. Hosler, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

211 N. Broadway

One Metropolitan Square, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by MEH Acquisition Co., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), to purchase all of the shares of common stock, par value $0.00001 per share, of Ocera Therapeutics, Inc., a Delaware corporation (“Ocera Therapeutics”), that are issued and outstanding, pursuant to an Agreement and Plan of Merger, dated as of November 1, 2017, by and among Purchaser, MAK LLC, Mallinckrodt and Ocera Therapeutics.

Additional Information and Notice to Investors

This communication is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of Ocera Therapeutics. The tender offer for the shares of Ocera Therapeutics common stock described in this communication has not yet commenced. The solicitation and offer to purchase shares of Ocera Therapeutics common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Upon commencement of the tender offer, Mallinckrodt plc and its wholly-owned subsidiaries, MAK LLC and MEH Acquisition Co., will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, Ocera will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer. Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. Copies of the documents filed by Mallinckrodt plc, MAK LLC and MEH Acquisition Co. with the SEC will also be available free of charge on the Investor Relations section of our website at www.mallinckrodt.com and copies of the documents filed by Ocera with the SEC will be available free of charge on Ocera’s website at ocerainc.com.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Press Release issued by Mallinckrodt plc and Ocera Therapeutics, Inc. on November 2, 2017.

99.2	Presentation of Mallinckrodt plc – Mallinckrodt Strategic Acquisition – Ocera Therapeutics, dated November 2, 2017.

3